

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Cameron Durrant, M.D.
Chief Executive Officer
Humanigen, Inc.
533 Airport Boulevard, Suite 400
Burlingame, California 94010

> **Re: Humanigen, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2020**
> **File No. 333-239161**

Dear Dr. Durrant:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Overview, page 1

1.   We note your disclosure that lenzilumab has been shown to be generally safe in Phase I and Phase II studies. Please remove all statements in your prospectus that present your conclusions regarding the safety or efficacy of your product candidates as these determinations are within the authority of the FDA and comparable regulatory bodies.

COVID-19, page 1

2.   In the last paragraph of this section, please briefly indicate, if true, that the compassionate use study of lenzilumab in the Mayo Clinic system did not contain a control group.

Our Pipeline, page 2

3.   Please revise your table in this section and on page 35 to add separate columns for each phase of clinical development – Preclinical, Phase 1, Phase 2 and Phase 3 – and include an arrow for each of your product candidates showing the current status of development for each such product candidate for the indications in your table.

General

4.   According to media reports, lawsuits have been filed in the State of New York with respect to your June 2, 2020 private placement. Please tell us whether such lawsuits present material risks to you, and, if so, revise the prospectus to discuss them.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Kevin L. Vold, Esq.